

March 16, 2015

Via Email

Mr. Daniel Terrell, Chief Financial Officer
Lumber Liquidators Holdings, Inc.
3000 John Deere Road
Toano, Virginia 23168

> **Re:** **Lumber Liquidators Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-33767**

Dear Mr. Terrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 2

Our Direct Sourcing Model, page 3

1. We note your disclosure that you have quality control and assurance teams on-site at "certain" mills coordinating inspection and assurance procedures. We have the following comments in this regard.

    - In your prior year's Form 10-K, you indicated that you had your own quality control and assurance teams on site at "the" mills. Please clarify if you had your own quality control and assurance teams on all of your international and domestic mills during the periods covered. If not, please identify, by country, which mills had on-site teams;

    - Please identify, by country, the "certain" international mills which had on-site quality control and assurance teams;

- Please clarify the nature of the inspection and assurance procedures performed by these teams;

- Please tell us how you determined which mills to locate your qualify control and assurance teams. Please also tell us what percentage of your foreign and domestic suppliers, by unit, you had on-site assurance teams during the periods presented and how you determine which suppliers warrant such supervision.

Item 3. Legal Proceedings, page 23

2.   For each matter other than the Prusak Matter, please quantify damages sought by the plaintiffs. Please refer to Item 301 of Regulation S-K

Results of Operations, page 32

3.   We note your discussion here and elsewhere in the filing which indicates that your results of operations were negatively impacted due to constrained inventory levels of certain key merchandise categories. Please tell us and show us how you will revise future filings to explain why these inventory levels were constrained and what you did to mitigate this issue.

Net Sales and Gross Profit and Gross Margin, pages 33 and 34

4.   Your explanation of your lower average sales and changes in gross margin includes a number of factors including changes in product mix, inventory constraints and ad hoc discounting. Please show us how you will revise future filings to provide a more robust discussion explaining why these factors impacted your year over year results.

Merchandise Inventories, page 37

5.   In light of the recent negative press regarding the laminate flooring that you import from China, please provide us with the following information and tell us what consideration you are giving to including this disclosure in future periodic reports:

- Quantify your December 31, 2014 inventory balance related to your laminate flooring that was sourced from Chinese mills. Please also quantify your inventory balance of these products as of the most recent balance sheet practicable; and

- Quantify your sales of laminate flooring sourced from China for each of the years presented as well as January and February of 2015.

Liquidity and Capital Resources, page 37

Cash Flows – Operating Activities, page 38

6.   You refer to a reduction in merchandise inventories, net of the change in accounts payable as a reason for your increase in net cash comparing 2014 to 2013. Please address the appropriateness of this discussion in light of the apparent increase in your merchandise inventory from December 31, 2013 to December 31, 2014.

Critical Accounting Policies and Estimates, page 39

Merchandise Inventories, page 40

7.   Please tell us whether you have considered the recent negative press as an impairment indicator and whether you have recorded an impairment subsequent to December 31, 2014 and if so, the amount of such impairment. Additionally, please tell us whether you have continued to purchase this laminate from your Chinese suppliers.

Notes to Consolidated Financial Statements

General

8.   Please disclose your revenues for each group of similar products. In this regard, we note that you identify primary products such as solid domestic and handscraped wood, exotic hardwood, laminate, bamboo, cork, vinyl plank, engineered hardwood, and moldings and accessories. Refer to ASC Topic 250-10-50-40.

Note 10. Commitments and Contingencies, page 62

9.   We note that you cite 'insurance coverage issues' related to the Kiken, Hallandale, Gold and Balero matters. Please explain to us, and show us how you will revise future filings to clarify, the nature of these issues.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Livingston Haskell, General Counsel